Exhibit 99.1

Alibaba Group Announces March Quarter 2024 and Fiscal Year 2024 Results

Hangzhou, China, May 14, 2024 – Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “Alibaba” or “Alibaba Group”) today announced its financial results for the quarter and fiscal year ended March 31, 2024.

“This quarter’s results demonstrate that our strategies are working and we are returning to growth. Our China and international commerce businesses realized double-digit year-over-year GMV growth through our focus on the customer experience. We are also excited by the accelerated growth of customers and cloud computing revenues related to our AI products. We will remain focused on our strategic priorities and capture future growth opportunities,” said Eddie Wu, Chief Executive Officer of Alibaba Group.

“Alibaba Group delivered a strong quarter with revenue growth of 7% year-over-year. We’ve seen early results from increased investment in our strategic business priorities and are confident in our business outlook. We are committed to continuing to return value to our shareholders. During fiscal year 2024, we repurchased US$12.5 billion of shares and our board of directors has approved a US$4.0 billion dividend for fiscal year 2024,” said Toby Xu, Chief Financial Officer of Alibaba Group.

BUSINESS HIGHLIGHTS

In the quarter ended March 31, 2024:

•	Revenue was RMB221,874 million (US$30,729 million), an increase of 7% year-over-year.

•	Income from operations was RMB14,765 million (US$2,045 million), a decrease of 3% year-over-year. Adjusted EBITA, a non-GAAP measurement, decreased 5% year-over-year to RMB23,969 million (US$3,320 million), primarily attributable to increased investments in our e-commerce businesses and retention incentives granted to Cainiao employees.

•	Net income attributable to ordinary shareholders was RMB3,270 million (US$453 million). Net income was RMB919 million (US$127 million), a decrease of 96% or RMB21,077 million year-over-year, primarily attributable to a net loss from our investments in publicly-traded companies during the quarter, compared to a net gain in the same quarter last year, due to the mark-to-market changes. Excluding share-based compensation expense, gains/losses of investments, impairment of intangible assets, and certain other items, non-GAAP net income in the quarter ended March 31, 2024 was RMB24,418 million (US$3,382 million), a decrease of 11% compared to RMB27,375 million in the same quarter of 2023.

•	Diluted earnings per ADS was RMB1.30 (US$0.18) and diluted earnings per share was RMB0.16 (US$0.02 or HK$0.18). Non-GAAP diluted earnings per ADS was RMB10.14 (US$1.40), a decrease of 5% year-over-year and non-GAAP diluted earnings per share was RMB1.27 (US$0.18 or HK$1.40), a decrease of 5% year-over-year.

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•	Net cash provided by operating activities was RMB23,340 million (US$3,233 million), a decrease of 26% compared to RMB31,401 million in the same quarter of 2023. Free cash flow, a non-GAAP measurement of liquidity, was RMB15,361 million (US$2,127 million), a decrease of 52% compared to RMB32,267 million in the same quarter of 2023. The year-over-year decrease in free cash flow mainly reflected the increase in capital expenditure during the quarter, the majority of which reflected our investments in Alibaba Cloud infrastructure, as well as a special dividend of RMB10,519 million from Ant Group in the same quarter of 2023.

In the fiscal year ended March 31, 2024:

•	Revenue was RMB941,168 million (US$130,350 million), an increase of 8% year-over-year.

•	Income from operations was RMB113,350 million (US$15,699 million), an increase of 13% year-over-year. The year-over-year increase was primarily attributable to an increase in adjusted EBITA and a decrease in share-based compensation expense, partly offset by the increase in impairment of intangible assets and goodwill. During the fiscal year, impairment of intangible assets was mainly related to Sun Art, while the impairment of goodwill was mainly related to Youku. Adjusted EBITA, a non-GAAP measurement (excluding share-based compensation expense, impairment of intangible assets and goodwill and certain other items), increased 12% year-over-year to RMB165,028 million (US$22,856 million).

•	Net income attributable to ordinary shareholders was RMB79,741 million (US$11,044 million). Net income was RMB71,332 million (US$9,879 million), an increase of 9% or RMB5,759 million year-over-year, primarily attributable to the increase in income from operations, partly offset by the increase in net loss from our equity investments due to mark-to-market changes. Excluding share-based compensation expense, gains/losses of investments, impairment of intangible assets and goodwill, and certain other items, non-GAAP net income in fiscal year 2024 was RMB157,479 million (US$21,811 million), an increase of 11% compared to RMB141,379 million in fiscal year 2023.

•	Diluted earnings per ADS was RMB31.24 (US$4.33) and diluted earnings per share was RMB3.91 (US$0.54 or HK$4.31). Non-GAAP diluted earnings per ADS was RMB62.23 (US$8.62), an increase of 14% year-over-year and non-GAAP diluted earnings per share was RMB7.78 (US$1.08 or HK$8.58), an increase of 14% year-over-year.

•	Net cash provided by operating activities was RMB182,593 million (US$25,289 million), a decrease of 9% compared to RMB199,752 million in fiscal year 2023. Free cash flow, a non-GAAP measurement of liquidity, was RMB156,210 million (US$21,635 million), a decrease of 9% compared to RMB171,663 million in fiscal year 2023. The year-over-year decrease mainly reflected special dividends of RMB14,464 million from Ant Group in fiscal year 2023 and changes in working capital, partially offset by the year-over-year increase in adjusted EBITA.

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

BUSINESS AND STRATEGIC UPDATES

Taobao and Tmall Group

Under our strategy to put users first and develop systems for brands, merchants and industrial belt manufacturers to operate with high efficiency on our platform, we aim to provide a shopping experience that satisfies all aspects of consumption needs with quality products and services at attractive prices. We are increasing strategic investment in areas such as price competitive product supplies, customer service, membership program benefits and technology, aiming to enhance user experience, which resulted in improved consumer retention and higher purchase frequency.

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Our strategy of price-competitiveness and focus on user experience is yielding results. During the quarter, we achieved double-digit online GMV and order growth year-over-year, driven by strong increase in the number of purchasers and purchase frequency.

Importantly, the number of 88VIP members increased by double digits year-over-year, surpassing 35 million during the quarter. We will continue to increase the subscription of 88VIP membership among our premium shoppers by improving customer service and enhancing program benefits.

For the quarter ended March 31, 2024, revenue from Taobao and Tmall Group grew 4% year-over-year to RMB93,216 million (US$12,910 million). Notably, customer management revenue grew 5% year-over-year, driven by robust revenue growth from search and recommendations.

Cloud Intelligence Group

For the quarter ended March 31, 2024, revenue from Cloud Intelligence Group was RMB25,595 million (US$3,545 million), a growth of 3% year-over-year.

We are committed to our strategy of focusing on high quality revenues from increasing public cloud adoption while reducing low-margin project-based contracts. During the quarter, our core public cloud offerings, which include products such as elastic compute, database and AI products, recorded double-digit year-over-year growth in revenue. Overall revenue excluding Alibaba-consolidated subsidiaries decreased slightly year-over-year as we transition away from low-margin project-based revenues. We expect the strong revenue growth in public cloud and AI-related products will offset the impact of the roll-off of project-based revenues.

The cost benefits from our infrastructure scale and advanced technologies enabled us to reduce prices across more than 100 public cloud products this quarter. Our goal is to enhance cost efficiency for our customers and boost public cloud adoption in China. In April 2024, we extended these price reductions to our overseas public cloud offerings, further improving our competitiveness in global markets.

During this quarter, AI-related revenue experienced accelerated growth and continued to record triple-digit growth year-over-year. AI-related revenue was generated from various sectors including foundational model companies, Internet companies, as well as customers from industries such as financial services and automotive.

Alibaba International Digital Commerce Group (“AIDC”)

For the quarter ended March 31, 2024, revenue from AIDC grew 45% year-over-year to RMB27,448 million (US$3,802 million), and the combined orders of AIDC’s marketplaces grew 20% year-over-year. The strong performance was driven by growth of AIDC’s cross-border businesses, in particular growth contributed by the Choice business on AliExpress. We are committing more resources to cross-border e-commerce because of the clear customer value proposition of price competitiveness and timely delivery to consumers around the world. To further expand our geographic footprint and deliver differentiated services to a broader customer base, we increased investments in our cross-border initiatives this quarter.

During the quarter, AliExpress continued to deliver robust year-over-year order growth, driven by Choice, which provides price competitiveness and high delivery speed to customers. Synergies between AliExpress and the cross-border logistics operations of Cainiao have further strengthened AliExpress’ competitiveness with both the 5-day and 10-day delivery completion rates doubling year-over-year. We increased our investment in key markets to enhance customer experience, expand consumer base and strengthen our market position. Choice represented around 70% of AliExpress’ total orders in April 2024.

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During the quarter, Trendyol continued its double-digit order growth. While maintaining its leading e-commerce position in Türkiye, Trendyol has further expanded its cross-border business in the Gulf region. Since the launch of Trendyol’s cross-border initiatives, we increased our investment in customer experience by expanding merchandise categories as well as providing speedy and reliable delivery. As a result, Trendyol has become one of the most downloaded e-commerce apps in the Gulf region during the quarter.

Lazada continued to focus on improving its operating efficiency. With further increased monetization and optimized operations, Lazada’s loss per order narrowed significantly year-over-year during the quarter.

Cainiao Smart Logistics Network Limited (“Cainiao”)

For the quarter ended March 31, 2024, revenue from Cainiao grew 30% year-over-year to RMB24,557 million (US$3,401 million), primarily driven by revenue from cross-border fulfillment services supporting AliExpress.

In March, Cainiao withdrew its initial public offering on the Hong Kong Stock Exchange in order to align its business to better realize strategic synergies with our e-commerce businesses. This will enable Cainiao to work more closely with AliExpress to strengthen its comprehensive end-to-end cross-border delivery capabilities. During the quarter, Cainiao extended its premium delivery (i.e., five to ten-day delivery) to four additional countries, bringing the total coverage to 14 countries.

Cainiao will continue to execute its strategy of building a global smart logistics network, leveraging its e-commerce insights and proprietary technology to optimize efficiency in first-mile pick-up, line haul, customs clearance, sortation, and last-mile delivery.

Local Services Group

For the quarter ended March 31, 2024, revenue from Local Services Group grew by 19% year-over-year to RMB14,628 million (US$2,026 million), driven by both Ele.me and Amap. During this quarter, the number of Ele.me orders grew strongly year-over-year, resulting from increasing transacting users and purchase frequency. Amap’s business grew rapidly during this quarter, benefiting from mobility services and “To-Destination” services. For this quarter, Local Services Group’s losses continued to narrow year-over-year due to improving business scale and efficiency.

Digital Media and Entertainment Group

During the quarter ended March 31, 2024, revenue of Digital Media and Entertainment Group was RMB4,945 million (US$685 million), a decrease of 1% year-over-year due to a modest decline in Youku’s revenue. Alibaba Pictures’ movie business revenue grew, while revenue of its online ticketing platform for live events, Damai, grew rapidly year-over-year.

Share Repurchases

During the quarter ended March 31, 2024, we repurchased a total of 524 million ordinary shares (equivalent of 65 million ADSs) for a total of US$4.8 billion. These purchases were made in both the U.S. and Hong Kong markets under our share repurchase program. For the fiscal year ended March 31, 2024, we repurchased a total of 1,249 million ordinary shares (equivalent of 156 million ADSs) for a total of US$12.5 billion.

As of March 31, 2024, we had 19,469 million ordinary shares (equivalent of 2,434 million ADSs) outstanding, a net decrease of 520 million ordinary shares during the quarter, or a 2.6% net reduction in our outstanding shares after accounting for shares issued under our equity incentive plan. For the full fiscal year ended March 31, 2024, our share repurchase program resulted in a net decrease of 1,057 million ordinary shares, or a 5.1% net reduction in our outstanding shares after accounting for shares issued under our equity incentive plan.

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Dividends

Our board of directors has approved a two-part dividend comprised of (i) an annual regular cash dividend for fiscal year 2024 in the amount of US$0.125 per ordinary share or US$1.00 per ADS, and (ii) a one-time extraordinary cash dividend as a distribution of proceeds from disposition of certain financial investments in the amount of US$0.0825 per ordinary share or US$0.66 per ADS, in each case payable in U.S. dollars, to holders of ordinary shares and holders of ADSs, as of the close of business on June 13, 2024, Hong Kong Time and New York Time, respectively. The aggregate amount of the dividend will be approximately US$4.0 billion.

For holders of ordinary shares, in order to qualify for the dividend, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on June 13, 2024, Hong Kong Time. The payment date is expected to be on or around July 3, 2024 for holders of ordinary shares and on or around July 12, 2024 for holders of ADSs.

Update on Progress of Voluntary Conversion to Dual Listing on the Hong Kong Stock Exchange

We have been preparing for our primary listing in Hong Kong and currently expect to complete this conversion by the end of August 2024. We will make a further announcement on the primary conversion date in due course.

CHANGES OF BUSINESS GROUP DIRECTORS AND CEOS

Our board of directors has approved certain changes to the directors and CEOs of the six major business groups. As of the date of this announcement, the directors and CEOs of the six major business groups are:

Business Group	Board of Directors
Taobao and Tmall Group

•      Eddie Yongming WU, Chairman and CEO (Director and CEO of Alibaba Group, Chairman and CEO of Cloud Intelligence Group)

•      Joseph C. TSAI, Director (Chairman of Alibaba Group, Chairman of Cainiao Smart Logistics Network Limited)

•      Fan JIANG, Director (Co-Chairman and CEO of Alibaba International Digital Commerce Group)

•      Zeming WU, Director (Chief Technology Officer of Alibaba Group, Co-Chairman of Local Services Group)

•      Jane Fang JIANG, Director (Chief People Officer of Alibaba Group)

Cloud Intelligence Group

•      Eddie Yongming WU, Chairman and CEO (Director and CEO of Alibaba Group, Chairman and CEO of Taobao and Tmall Group)

•      Jian WANG, Director (Chairman of Alibaba Group Technology Steering Committee)

•      Jessie Junfang ZHENG, Director (CFO of Cloud Intelligence Group)

•      Jane Fang JIANG, Director (Chief People Officer of Alibaba Group)

•      Zeming WU, Director (Chief Technology Officer of Alibaba Group, Co-Chairman of Local Services Group)

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Alibaba International Digital Commerce Group

•      J. Michael EVANS, Co-Chairman (Director and President of Alibaba Group)

•      Fan JIANG, Co-Chairman and CEO

•      Lucy Lei PENG, Director (Partner of Alibaba Partnership)

•      Eddie Yongming WU, Director (Director and CEO of Alibaba Group, Chairman and CEO of Taobao and Tmall Group, Chairman and CEO of Cloud Intelligence Group)

•      Joseph C. TSAI, Director (Chairman of Alibaba Group, Chairman of Cainiao Smart Logistics Network Limited)

Cainiao Smart Logistics Network Limited

•      Joseph C. TSAI, Chairman (Chairman of Alibaba Group)

•      Lin WAN, Director and CEO

•      Zheng LIU, Director and CFO

•      Fan JIANG, Director (Co-Chairman and CEO of Alibaba International Digital Commerce Group)

•      Jane Fang JIANG, Director (Chief People Officer of Alibaba Group)

Local Services Group

•      Eddie Yongming WU, Director (Director and CEO of Alibaba Group, Chairman and CEO of Taobao and Tmall Group, Chairman and CEO of Cloud Intelligence Group)

•      Zeming WU, Co-Chairman (Chief Technology Officer of Alibaba Group, Chairman of Ele.me)

•      Shunyan ZHU, Director (Chairman and CEO of Alibaba Health)

•      Zhenfei LIU, Co-Chairman (Chairman of Amap)

•      Lucy Lei PENG, Director (Partner of Alibaba Partnership)

Digital Media and Entertainment Group

•      Luyuan FAN, Chairman and CEO

•      Winnie Jia WEN, Director (President of Alibaba Group Public Affairs)

•      Judy Wenhong TONG, Director (Partner of Alibaba Partnership)

•      Maggie Wei WU, Director (Director of Alibaba Group)

•      Sara Siying YU, Director (General Counsel of Alibaba Group)

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MARCH QUARTER SUMMARY FINANCIAL RESULTS

	Three months ended March 31,
	2023	2024
	RMB	RMB	US$	YoY % Change

	(in millions, except percentages and per share amounts)
Revenue	208,200	221,874	30,729	7%

Income from operations	15,240	14,765	2,045	(3)%
Operating margin	7%	7%
Adjusted EBITDA(1)	32,123	30,807	4,267	(4	)%(2)
Adjusted EBITDA margin(1)	15%	14%
Adjusted EBITA(1)	25,280	23,969	3,320	(5	)%(2)
Adjusted EBITA margin(1)	12%	11%

Net income	21,996	919	127	(96	)%(3)
Net income attributable to ordinary shareholders	23,516	3,270	453	(86	)%(3)
Non-GAAP net income(1)	27,375	24,418	3,382	(11	)%(3)

Diluted earnings per share(4)	1.12	0.16	0.02	(86	)%(3)(5)
Diluted earnings per ADS(4)	9.00	1.30	0.18	(86	)%(3)(5)
Non-GAAP diluted earnings per share(1)(4)	1.34	1.27	0.18	(5	)%(3)(5)
Non-GAAP diluted earnings per ADS(1)(4)	10.71	10.14	1.40	(5	)%(3)(5)

(1)	See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.
(2)	The year-over-year decreases were primarily attributable to the increase in investments in our e-commerce businesses and retention incentives granted to Cainiao employees, partly offset by revenue growth and improved operating efficiency.
(3)	The year-over-year decrease in net income was primarily attributable to a net loss from our investments in publicly-traded companies during the quarter, compared to a net gain in the same quarter last year, due to mark-to-market changes, while net income attributable to ordinary shareholders and earnings per share/ADS would further take into account the net loss attributable to noncontrolling interests. We excluded share-based compensation expense, gains/losses of investments, impairment of intangible assets, and certain other items from our non-GAAP measurements.
(4)	Each ADS represents eight ordinary shares.
(5)	The year-over-year percentages as stated are calculated based on the exact amount and there may be minor differences from the year-over-year percentages calculated based on the RMB amounts after rounding.

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MARCH QUARTER SEGMENT RESULTS

Revenue for the quarter ended March 31, 2024 was RMB221,874 million (US$30,729 million), an increase of 7% year-over-year compared to RMB208,200 million in the same quarter of 2023.

Starting from the quarter ended June 30, 2023, we have implemented a new organizational structure which includes six major business groups and various other businesses (the “Reorganization”). Our segment reporting has been updated to reflect our Reorganization and how our chief operating decision maker (“CODM”) review information under our new structure.

The following table sets forth a breakdown of our revenue by segment for the periods indicated(1):

	Three months ended March 31,
	2023	2024
	RMB	RMB	US$	YoY % Change

	(in millions, except percentages)
Taobao and Tmall Group:
China commerce retail
- Customer management	60,545	63,574	8,805	5%
- Direct sales and others(2)	25,212	24,690	3,419	(2)%
	85,757	88,264	12,224	3%
China commerce wholesale	4,132	4,952	686	20%
Total Taobao and Tmall Group	89,889	93,216	12,910	4%

Cloud Intelligence Group	24,742	25,595	3,545	3%

Alibaba International Digital Commerce Group:
International commerce retail	14,247	22,278	3,086	56%
International commerce wholesale	4,668	5,170	716	11%
Total Alibaba International Digital Commerce Group	18,915	27,448	3,802	45%

Cainiao Smart Logistics Network Limited	18,915	24,557	3,401	30%
Local Services Group	12,340	14,628	2,026	19%
Digital Media and Entertainment Group	4,989	4,945	685	(1)%
All others(3)	53,303	51,458	7,126	(3)%
Total segment revenue	223,093	241,847	33,495	8%
Unallocated	232	397	55
Inter-segment elimination	(15,125)	(20,370)	(2,821)
Consolidated revenue	208,200	221,874	30,729	7%

(1)	During fiscal year 2024, our segment reporting has been updated to reflect our Reorganization and the reclassification of the revenue of our DingTalk business, which was previously reported under Cloud Intelligence Group, to All others, the purpose of which was to provide DingTalk with greater autonomy to promote innovation and enhance competitiveness. Our CODM started to review information under this new reporting structure and segment reporting has been updated to conform to this change as well as the way we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

(2)	Direct sales and others revenue under Taobao and Tmall Group primarily represents Tmall Supermarket, Tmall Global and other direct sales businesses, where revenue and cost of inventory are recorded on a gross basis.

(3)	All others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk (previously reported under Cloud Intelligence Group segment) and other businesses. The majority of revenue within All others consist of direct sales revenue, which is recorded on a gross basis.

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The following table sets forth a breakdown of our adjusted EBITA by segment for the periods indicated(1):

	Three months ended March 31,
	2023	2024
	RMB	RMB	US$	YoY % Change (4)

	(in millions, except percentages)
Taobao and Tmall Group	39,041	38,501	5,332	(1)%
Cloud Intelligence Group	987	1,432	198	45%
Alibaba International Digital Commerce Group	(2,171)	(4,085)	(566)	(88)%
Cainiao Smart Logistics Network Limited	(319)	(1,342)	(186)	(321)%
Local Services Group	(4,063)	(3,198)	(443)	21%
Digital Media and Entertainment Group	(1,129)	(884)	(122)	22%
All others(2)	(1,855)	(2,818)	(390)	(52)%
Total segment adjusted EBITA	30,491	27,606	3,823	(9)%
Unallocated (3)	(4,364)	(2,900)	(402)
Inter-segment elimination	(847)	(737)	(101)
Consolidated adjusted EBITA	25,280	23,969	3,320	(5)%
Less: Share-based compensation expense	(7,546)	(7,123)	(987)
Less: Amortization and impairment of intangible assets	(2,494)	(2,081)	(288)
Income from operations	15,240	14,765	2,045	(3)%

(1)	During fiscal year 2024, our segment reporting has been updated to reflect our Reorganization and the reclassification of the results of our DingTalk business, which was previously reported under Cloud Intelligence Group, to All others, the purpose of which was to provide DingTalk with greater autonomy to promote innovation and enhance competitiveness. Our CODM started to review information under this new reporting structure and segment reporting has been updated to conform to this change as well as the way we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

(2)	All others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk (previously reported under Cloud Intelligence Group segment) and other businesses.

(3)	Unallocated primarily relates to certain costs incurred by corporate functions and other miscellaneous items that are not allocated to individual segments.

(4)	For a more intuitive presentation, widening of loss in YoY% is shown in terms of negative growth rate, and narrowing of loss in YoY% is shown in terms of positive growth rate.

Taobao and Tmall Group

(i)	Segment revenue

•	China Commerce Retail Business

Revenue from our China commerce retail business in the quarter ended March 31, 2024 was RMB88,264 million (US$12,224 million), an increase of 3% compared to RMB85,757 million in the same quarter of 2023.

Customer management revenue increased by 5% year-over-year, primarily due to a double-digit year-over-year growth in online GMV, excluding unpaid orders, partly offset by a decline in overall take rate. The overall take rate (customer management revenue divided by online GMV, which represents revenue as a percentage of overall volume generated on major marketplaces of Taobao and Tmall Group) decreased year-over-year primarily due to the increase in online GMV mainly coming from Taobao merchants and the introduction of new models that currently have low monetization rates.

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Direct sales and others revenue under China commerce retail business in the quarter ended March 31, 2024 was RMB24,690 million (US$3,419 million), a decrease of 2% compared to RMB25,212 million in the same quarter of 2023.

•	China Commerce Wholesale Business

Revenue from our China commerce wholesale business in the quarter ended March 31, 2024 was RMB4,952 million (US$686 million), an increase of 20% compared to RMB4,132 million in the same quarter of 2023, primarily due to an increase in revenue from value-added services provided to paying members.

(ii)	Segment adjusted EBITA

Taobao and Tmall Group adjusted EBITA was RMB38,501 million (US$5,332 million) in the quarter ended March 31, 2024, compared to RMB39,041 million in the same quarter of 2023, primarily due to the increase in investment in user experience (which resulted in improved consumer retention and higher purchase frequency) and technology infrastructure, partly offset by the increase in revenue from customer management service.

Cloud Intelligence Group

(i)	Segment revenue

Revenue from Cloud Intelligence Group was RMB25,595 million (US$3,545 million) in the quarter ended March 31, 2024, an increase of 3% compared to RMB24,742 million in the same quarter of 2023. Year-over-year revenue growth was mainly driven by Alibaba-consolidated businesses. Overall revenue excluding Alibaba-consolidated subsidiaries decreased slightly year-over-year as we transition away from low-margin project-based revenues. We expect the strong revenue growth in public cloud and AI-related products will offset the impact of the roll-off of project-based revenues.

(ii)	Segment adjusted EBITA

Cloud Intelligence Group adjusted EBITA increased by 45% to RMB1,432 million (US$198 million) in the quarter ended March 31, 2024, compared to RMB987 million in the same quarter of 2023, primarily due to improving product mix through our focus on public cloud and operating efficiency.

Alibaba International Digital Commerce Group

(i)	Segment revenue

•	International Commerce Retail Business

Revenue from our International commerce retail business in the quarter ended March 31, 2024 was RMB22,278 million (US$3,086 million), an increase of 56% compared to RMB14,247 million in the same quarter of 2023. The increase in revenue was primarily due to the solid combined order growth of AIDC’s retail businesses, revenue contribution from AliExpress’ Choice, as well as improvements in monetization. As certain of our international businesses generate revenue in local currencies while our reporting currency is Renminbi, AIDC’s revenue is affected by exchange rate fluctuations.

•	International Commerce Wholesale Business

Revenue from our International commerce wholesale business in the quarter ended March 31, 2024 was RMB5,170 million (US$716 million), an increase of 11% compared to RMB4,668 million in the same quarter of 2023. The increase was primarily due to an increase in revenue generated by cross-border related value-added services.

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(ii)          Segment adjusted EBITA

Alibaba International Digital Commerce Group adjusted EBITA was a loss of RMB4,085 million (US$566 million) in the quarter ended March 31, 2024, compared to a loss of RMB2,171 million in the same quarter of 2023. Loss increased year-over-year primarily because of increased investment in businesses including AliExpress’ Choice and Trendyol’s cross-border business, partly offset by improvements in monetization.

Cainiao Smart Logistics Network Limited

(i)            Segment revenue

Revenue from Cainiao Smart Logistics Network Limited was RMB24,557 million (US$3,401 million) in the quarter ended March 31, 2024, an increase of 30% compared to RMB18,915 million in the same quarter of 2023, primarily contributed by the increase in revenue from cross-border fulfillment services.

(ii)          Segment adjusted EBITA

Cainiao Smart Logistics Network Limited adjusted EBITA was a loss of RMB1,342 million (US$186 million) in the quarter ended March 31, 2024, compared to a loss of RMB319 million in the same quarter of 2023, primarily due to retention incentives granted to Cainiao employees in connection with the withdrawal of its initial public offering.

Local Services Group

(i)            Segment revenue

Revenue from Local Services Group was RMB14,628 million (US$2,026 million) in the quarter ended March 31, 2024, an increase of 19% compared to RMB12,340 million in the same quarter of 2023, primarily due to the order growth of Ele.me and Amap.

(ii)          Segment adjusted EBITA

Local Services Group adjusted EBITA was a loss of RMB3,198 million (US$443 million) in the quarter ended March 31, 2024, compared to a loss of RMB4,063 million in the same quarter of 2023, primarily due to the continued narrowing of loss from our “To-Home” business driven by Ele.me’s improved unit economics and increasing business scale.

Digital Media and Entertainment Group

(i)            Segment revenue

Revenue from Digital Media and Entertainment Group was RMB4,945 million (US$685 million) in the quarter ended March 31, 2024, a decrease of 1% compared to RMB4,989 million in the same quarter of 2023.

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(ii)           Segment adjusted EBITA

Digital Media and Entertainment Group adjusted EBITA in the quarter ended March 31, 2024 was a loss of RMB884 million (US$122 million), compared to a loss of RMB1,129 million in the same quarter of 2023. Loss reduced year-over-year primarily due to the reduced loss of Youku.

All Others

(i)            Segment revenue

Revenue from All others segment was RMB51,458 million (US$7,126 million) in the quarter ended March 31, 2024, a decrease of 3% compared to RMB53,303 million in the same quarter of 2023, mainly due to the decrease in revenue from Sun Art and Alibaba Health, partly offset by the increase in revenue from Freshippo. The decrease in revenue from Sun Art was mainly driven by the scale-down of supply chain business and decrease in basket size.

(ii)           Segment adjusted EBITA

Adjusted EBITA from All others segment in the quarter ended March 31, 2024 was a loss of RMB2,818 million (US$390 million), compared to a loss of RMB1,855 million in the same quarter of 2023, primarily due to the increased loss from Freshippo and the decrease in profitability of Lingxi Games.

12

MARCH QUARTER OTHER FINANCIAL RESULTS

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense, and costs and expenses excluding share-based compensation expense by function for the periods indicated:

	Three months ended March 31,					% of
	2023		2024			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change

	(in millions, except percentages)
Costs and expenses:
Cost of revenue	138,823	67%	148,098	20,511	67%	0%
Product development expenses	13,880	7%	14,085	1,951	6%	(1)%
Sales and marketing expenses	24,931	12%	28,826	3,992	13%	1%
General and administrative expenses	12,832	6%	14,019	1,942	6%	0%
Amortization and impairment of intangible assets	2,494	1%	2,081	288	1%	0%
Total costs and expenses	192,960	93%	207,109	28,684	93%	0%

Share-based compensation expense:
Cost of revenue	1,235	1%	891	124	0%	(1)%
Product development expenses	2,938	2%	2,037	282	1%	(1)%
Sales and marketing expenses	858	0%	735	102	0%	0%
General and administrative expenses	2,515	1%	3,460	479	2%	1%
Total share-based compensation expense	7,546	4%	7,123	987	3%	(1)%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	137,588	66%	147,207	20,387	67%	1%
Product development expenses	10,942	5%	12,048	1,669	5%	0%
Sales and marketing expenses	24,073	12%	28,091	3,890	13%	1%
General and administrative expenses	10,317	5%	10,559	1,463	4%	(1)%
Amortization and impairment of intangible assets	2,494	1%	2,081	288	1%	0%
Total costs and expenses excluding share-based compensation expense	185,414	89%	199,986	27,697	90%	1%

Cost of revenue – Cost of revenue in the quarter ended March 31, 2024 was RMB148,098 million (US$20,511 million), or 67% of revenue, compared to RMB138,823 million, or 67% of revenue, in the same quarter of 2023. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 66% in the quarter ended March 31, 2023 to 67% in the quarter ended March 31, 2024.

Product development expenses – Product development expenses in the quarter ended March 31, 2024 were RMB14,085 million (US$1,951 million), or 6% of revenue, compared to RMB13,880 million, or 7% of revenue, in the same quarter of 2023. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have remained stable at 5% in the quarter ended March 31, 2024 compared to the same quarter last year.

13

Sales and marketing expenses – Sales and marketing expenses in the quarter ended March 31, 2024 were RMB28,826 million (US$3,992 million), or 13% of revenue, compared to RMB24,931 million, or 12% of revenue, in the same quarter of 2023. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 12% in the quarter ended March 31, 2023 to 13% in the quarter ended March 31, 2024.

General and administrative expenses – General and administrative expenses in the quarter ended March 31, 2024 were RMB14,019 million (US$1,942 million), or 6% of revenue, compared to RMB12,832 million, or 6% of revenue, in the same quarter of 2023. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have decreased from 5% in the quarter ended March 31, 2023 to 4% in the quarter ended March 31, 2024.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above in the quarter ended March 31, 2024 was RMB7,123 million (US$987 million), compared to RMB7,546 million in the same quarter of 2023. Share-based compensation expense as a percentage of revenue decreased from 4% in the quarter ended March 31, 2023 to 3% in the quarter ended March 31, 2024.

The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended March 31,
	2023		2024
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change

	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	5,972	3%	4,350	602	2%	(27)%
Ant Group share-based awards(2)	126	0%	25	4	0%	(80)%
Others(3)	1,448	1%	2,748	381	1%	90%
Total share-based compensation expense	7,546	4%	7,123	987	3%	(6)%

(1)      This represents Alibaba Group share-based awards granted to our employees.

(2)      This represents Ant Group share-based awards granted to our employees, which is subject to mark-to-market accounting treatment.

(3)      This represents share-based awards of our subsidiaries.

Share-based compensation expense related to Alibaba Group share-based awards decreased in the quarter ended March 31, 2024 compared to the same quarter of 2023. This decrease was primarily due to the general decrease in the average fair market value of the awards granted.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization and impairment of intangible assets – Amortization and impairment of intangible assets in the quarter ended March 31, 2024 was RMB2,081 million (US$288 million), a decrease of 17% from RMB2,494 million in the same quarter of 2023.

14

Income from operations and operating margin

Income from operations in the quarter ended March 31, 2024 was RMB14,765 million (US$2,045 million), or 7% of revenue, a decrease of 3% compared to RMB15,240 million, or 7% of revenue, in the same quarter of 2023.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA decreased 4% year-over-year to RMB30,807 million (US$4,267 million) in the quarter ended March 31, 2024, compared to RMB32,123 million in the same quarter of 2023. Adjusted EBITA decreased 5% year-over-year to RMB23,969 million (US$3,320 million) in the quarter ended March 31, 2024, compared to RMB25,280 million in the same quarter of 2023, primarily attributable to the increase in investments in our e-commerce businesses and retention incentives granted to Cainiao employees, partly offset by the revenue growth and improved operating efficiency. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA by segment

Adjusted EBITA by segment as well as a reconciliation of income from operations to adjusted EBITA are set forth in the section entitled “March Quarter Segment Results” above.

Interest and investment income, net

Interest and investment income, net in the quarter ended March 31, 2024 was a loss of RMB5,702 million (US$790 million), compared to a gain of RMB10,496 million in the same quarter of 2023, primarily due to a net loss from our investments in publicly-traded companies during the quarter, compared to a net gain in the same quarter last year, due to the mark-to-market changes.

The above-mentioned gains and losses were excluded from our non-GAAP net income.

Other income, net

Other income, net in the quarter ended March 31, 2024 was RMB2,963 million (US$410 million), compared to RMB1,308 million in the same quarter of 2023. The year-over-year increase was primarily due to the net exchange gain compared to the net exchange loss in the same period last year, arising from the exchange rate fluctuation between Renminbi and U.S. dollar.

Income tax expenses

Income tax expenses in the quarter ended March 31, 2024 were RMB5,722 million (US$793 million), compared to RMB3,758 million in the same quarter of 2023.

15

Share of results of equity method investees

Share of results of equity method investees in the quarter ended March 31, 2024 was a loss of RMB3,208 million (US$444 million), compared to a profit of RMB446 million in the same quarter of 2023. The following table sets forth a breakdown of share of results of equity method investees for the periods indicated:

	Three months ended March 31,
	2023	2024
	RMB	RMB	US$

	(in millions)
Share of profit (loss) of equity method investees
- Ant Group	3,180	2,570	356
- Others	(183)	358	50
Impairment loss	(989)	(5,403)	(748)
Others(1)	(1,562)	(733)	(102)
Total	446	(3,208)	(444)

(1)	Others mainly include basis differences arising from equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the deemed disposal of the equity method investees.

We record our share of results of all equity method investees one quarter in arrears. We recorded an impairment loss of RMB5,403 million (US$748 million) in this quarter with respect to equity method investees, primarily due to a prolonged decline in the public market value of an equity method investee against its carrying value.

Net income and Non-GAAP net income

Our net income in the quarter ended March 31, 2024 was RMB919 million (US$127 million), compared to RMB21,996 million in the same quarter of 2023, which was primarily attributable to a net loss from our investments in publicly-traded companies during the quarter, compared to a net gain in the same quarter last year, due to the mark-to-market changes.

Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments, amortization and impairment of intangible assets and certain other items, non-GAAP net income in the quarter ended March 31, 2024 was RMB24,418 million (US$3,382 million), a decrease of 11% compared to RMB27,375 million in the same quarter of 2023. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended March 31, 2024, which takes into account the relevant attributions to noncontrolling interests, was RMB3,270 million (US$453 million), compared to RMB23,516 million in the same quarter of 2023, which was primarily attributable to a net loss from our investments in publicly-traded companies during the quarter, compared to a net gain in the same quarter last year, due to the mark-to-market changes.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in the quarter ended March 31, 2024 was RMB1.30 (US$0.18), compared to RMB9.00 in the same quarter in 2023. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of goodwill and investments, amortization and impairment of intangible assets and certain other items, non-GAAP diluted earnings per ADS in the quarter ended March 31, 2024 was RMB10.14 (US$1.40), a decrease of 5% compared to RMB10.71 in the same quarter of 2023.

Diluted earnings per share in the quarter ended March 31, 2024 was RMB0.16 (US$0.02 or HK$0.18), compared to RMB1.12 in the same quarter of 2023. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of goodwill and investments, amortization and impairment of intangible assets and certain other items, non-GAAP diluted earnings per share in the quarter ended March 31, 2024 was RMB1.27 (US$0.18 or HK$1.40), a decrease of 5% compared to RMB1.34 in the same quarter of 2023.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement. Each ADS represents eight ordinary shares.

16

Net cash provided by operating activities and free cash flow

During the quarter ended March 31, 2024, net cash provided by operating activities was RMB23,340 million (US$3,233 million), a decrease of 26% compared to RMB31,401 million in the same quarter of 2023. Free cash flow, a non-GAAP measurement of liquidity, was RMB15,361 million (US$2,127 million), a decrease of 52% compared to RMB32,267 million in the same quarter of 2023. The year-over-year decrease in free cash flow mainly reflected the increase in capital expenditure during the quarter, the majority of which reflected our investments in Alibaba Cloud infrastructure, as well as a special dividend of RMB10,519 million from Ant Group in the same quarter of 2023.

A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash provided by investing activities

During the quarter ended March 31, 2024, net cash provided by investing activities of RMB20,267 million (US$2,807 million) primarily reflected a decrease in short-term investments by RMB39,373 million (US$5,453 million) and cash inflow of RMB10,325 million (US$1,430 million) from disposal of investments. These cash inflows were partly offset by (i) capital expenditures of RMB11,153 million (US$1,545 million), (ii) cash outflow of RMB10,653 million (US$1,475 million) for investment and acquisition activities, and (iii) an increase in other treasury investments by RMB7,894 million (US$1,093 million).

Net cash used in financing activities

During the quarter ended March 31, 2024, net cash used in financing activities of RMB54,012 million (US$7,481 million) primarily reflected cash used in repurchase of ordinary shares of RMB34,014 million (US$4,711 million) and dividend paid of RMB17,946 million (US$2,485 million).

Employees

As of March 31, 2024, we had a total of 204,891 employees, compared to 219,260 as of December 31, 2023.

17

FULL FISCAL YEAR SUMMARY FINANCIAL RESULTS

	Year ended March 31,
	2023	2024
	RMB	RMB	US$	YoY % Change

	(in millions, except percentages and per share amounts)
Revenue	868,687	941,168	130,350	8%

Income from operations	100,351	113,350	15,699	13	%(2)
Operating margin	12%	12%
Adjusted EBITDA(1)	175,710	191,668	26,546	9	%(3)
Adjusted EBITDA margin(1)	20%	20%
Adjusted EBITA(1)	147,911	165,028	22,856	12	%(3)
Adjusted EBITA margin(1)	17%	18%

Net income	65,573	71,332	9,879	9	%(4)
Net income attributable to ordinary shareholders	72,509	79,741	11,044	10	%(4)
Non-GAAP net income(1)	141,379	157,479	21,811	11	%(4)

Diluted earnings per share(5)	3.43	3.91	0.54	14	%(4)(6)
Diluted earnings per ADS(5)	27.46	31.24	4.33	14	%(4)(6)
Non-GAAP diluted earnings per share(1)(5)	6.82	7.78	1.08	14	%(4)(6)
Non-GAAP diluted earnings per ADS(1)(5)	54.56	62.23	8.62	14	%(4)(6)

(1)	See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.
(2)	The year-over-year increase was primarily attributable to an increase in adjusted EBITA and a decrease in share-based compensation expense, partly offset by the increase in impairment of intangible assets and goodwill. During the fiscal year, the impairment of intangible assets and goodwill was mainly in relation to Sun Art and Youku respectively.
(3)	The year-over-year increases were primarily contributed by revenue growth and improved operating efficiency that was partly offset by the increase in investments in our e-commerce businesses.
(4)	The year-over-year increase in net income was primarily attributable to the increase in income from operations, partly offset by the increase in net loss from our equity investments due to mark-to-market changes, while net income attributable to ordinary shareholders and earnings per share/ADS further take into account the relevant attributions to noncontrolling interests. We excluded share-based compensation expense, gains/losses of investments, impairment of intangible assets and goodwill, and certain other items from our non-GAAP measurements.
(5)	Each ADS represents eight ordinary shares.
(6)	The year-over-year percentages as stated are calculated based on the exact amount and there may be minor differences from the year-over-year percentages calculated based on the RMB amounts after rounding.

18

FULL FISCAL YEAR SEGMENT RESULTS

Revenue for fiscal year 2024 was RMB941,168 million (US$130,350 million), an increase of 8% year-over-year compared to RMB868,687 million in fiscal year 2023.

Starting from the quarter ended June 30, 2023, we have implemented a new organizational structure which includes six major business groups and various other businesses. Our segment reporting has been updated to reflect our Reorganization and how our chief operating decision maker review information under our new structure.

The following table sets forth a breakdown of our revenue by segment for the periods indicated(1):

	Year ended March 31,
	2023	2024
	RMB	RMB	US$	YoY % Change

	(in millions, except percentages)
Taobao and Tmall Group:
China commerce retail
- Customer management	291,541	304,009	42,105	4%
- Direct sales and others(2)	103,811	110,405	15,291	6%
	395,352	414,414	57,396	5%
China commerce wholesale	17,854	20,479	2,836	15%
Total Taobao and Tmall Group	413,206	434,893	60,232	5%

Cloud Intelligence Group	103,497	106,374	14,733	3%

Alibaba International Digital Commerce Group:
International commerce retail	50,933	81,654	11,309	60%
International commerce wholesale	19,573	20,944	2,901	7%
Total Alibaba International Digital Commerce Group	70,506	102,598	14,210	46%

Cainiao Smart Logistics Network Limited	77,512	99,020	13,714	28%
Local Services Group	50,249	59,802	8,282	19%
Digital Media and Entertainment Group	18,444	21,145	2,929	15%
All others(3)	197,115	192,331	26,637	(2)%
Total segment revenue	930,529	1,016,163	140,737	9%
Unallocated	866	1,297	180
Inter-segment elimination	(62,708)	(76,292)	(10,567)
Consolidated revenue	868,687	941,168	130,350	8%

(1)	During fiscal year 2024, our segment reporting has been updated to reflect our Reorganization and the reclassification of the revenue of our DingTalk business, which was previously reported under Cloud Intelligence Group, to All others, the purpose of which was to provide DingTalk with greater autonomy to promote innovation and enhance competitiveness. Our CODM started to review information under this new reporting structure and segment reporting has been updated to conform to this change as well as the way we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

(2)	Direct sales and others revenue under Taobao and Tmall Group primarily represents Tmall Supermarket, Tmall Global and other direct sales businesses, where revenue and cost of inventory are recorded on a gross basis.

(3)	All others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk (previously reported under Cloud Intelligence Group segment) and other businesses. The majority of revenue within All others consist of direct sales revenue, which is recorded on a gross basis.

19

The following table sets forth a breakdown of our adjusted EBITA by segment for the periods indicated(1):

	Year ended March 31,
	2023	2024
	RMB	RMB	US$	YoY % Change (4)

	(in millions, except percentages)
Taobao and Tmall Group	189,140	194,827	26,983	3%
Cloud Intelligence Group	4,101	6,121	848	49%
Alibaba International Digital Commerce Group	(4,944)	(8,035)	(1,113)	(63)%
Cainiao Smart Logistics Network Limited	(391)	1,402	194	N/A
Local Services Group	(13,148)	(9,812)	(1,359)	25%
Digital Media and Entertainment Group	(2,789)	(1,539)	(213)	45%
All others(2)	(9,388)	(9,160)	(1,268)	2%
Total segment adjusted EBITA	162,581	173,804	24,072	7%
Unallocated (3)	(12,143)	(6,190)	(857)
Inter-segment elimination	(2,527)	(2,586)	(359)
Consolidated adjusted EBITA	147,911	165,028	22,856	12%
Less: Share-based compensation expense	(30,831)	(18,546)	(2,569)
Less: Amortization and impairment of intangible assets	(13,504)	(21,592)	(2,990)
Less: Impairment of goodwill, and others	(3,225)	(11,540)	(1,598)
Income from operations	100,351	113,350	15,699	13%

(1)	During fiscal year 2024, our segment reporting has been updated to reflect our Reorganization and the reclassification of the results of our DingTalk business, which was previously reported under Cloud Intelligence Group, to All others, the purpose of which was to provide DingTalk with greater autonomy to promote innovation and enhance competitiveness. Our CODM started to review information under this new reporting structure and segment reporting has been updated to conform to this change as well as the way we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

(2)	All others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk (previously reported under Cloud Intelligence Group segment) and other businesses.

(3)	Unallocated primarily relates to certain costs incurred by corporate functions and other miscellaneous items that are not allocated to individual segments.

(4)	For a more intuitive presentation, widening of loss in YoY% is shown in terms of negative growth rate, and narrowing of loss in YoY% is shown in terms of positive growth rate.

Taobao and Tmall Group

(i)            Segment revenue

•	China Commerce Retail Business

Revenue from our China commerce retail business in fiscal year 2024 was RMB414,414 million (US$57,396 million), an increase of 5% compared to RMB395,352 million in fiscal year 2023.

Customer management revenue increased by 4% year-over-year, primarily due to healthy growth in online GMV, excluding unpaid orders.

Direct sales and others revenue under China commerce retail business in fiscal year 2024 was RMB110,405 million (US$15,291 million), an increase of 6% compared to RMB103,811 million in fiscal year 2023, primarily due to strong sales driven by consumer electronics and appliances.

20

●	China Commerce Wholesale Business

Revenue from our China commerce wholesale business in fiscal year 2024 was RMB20,479 million (US$2,836 million), an increase of 15% compared to RMB17,854 million in fiscal year 2023, primarily due to an increase in revenue from value-added services provided to paying members.

(ii)	Segment adjusted EBITA

Taobao and Tmall Group adjusted EBITA increased by 3% to RMB194,827 million (US$26,983 million) in fiscal year 2024, compared to RMB189,140 million in fiscal year 2023. The increase was primarily due to an increase in revenue from customer management service and narrowing losses in certain businesses, partly offset by an increase in investment in user experience and technology infrastructure.

Cloud Intelligence Group

(i)	Segment revenue

Revenue from Cloud Intelligence Group was RMB106,374 million (US$14,733 million) in fiscal year 2024, an increase of 3% compared to RMB103,497 million in fiscal year 2023. Year-over-year revenue growth was mainly driven by Alibaba-consolidated businesses. Overall revenue excluding Alibaba-consolidated subsidiaries decreased slightly year-over-year as we transition away from low-margin project-based revenues. We expect the strong revenue growth in public cloud and AI-related products will offset the impact of the roll-off of project-based revenues.

(ii)	Segment adjusted EBITA

Cloud Intelligence Group adjusted EBITA increased by 49% to RMB6,121 million (US$848 million) in fiscal year 2024, compared to RMB4,101 million in fiscal year 2023, primarily due to improving product mix through our focus on public cloud and operating efficiency.

Alibaba International Digital Commerce Group

(i)	Segment revenue

●	International Commerce Retail Business

Revenue from our International commerce retail business in fiscal year 2024 was RMB81,654 million (US$11,309 million), an increase of 60% compared to RMB50,933 million in fiscal year 2023. The increase in revenue was primarily due to solid combined order growth of AIDC’s retail businesses, revenue contribution from AliExpress’ Choice as well as improvements in monetization. As certain of our international businesses generate revenue in local currencies while our reporting currency is Renminbi, AIDC’s revenue is affected by exchange rate fluctuations.

●	International Commerce Wholesale Business

Revenue from our International commerce wholesale business in fiscal year 2024 was RMB20,944 million (US$2,901 million), an increase of 7% compared to RMB19,573 million in fiscal year 2023. The increase was primarily due to an increase in revenue generated by cross-border related value-added services.

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(ii)	Segment adjusted EBITA

Alibaba International Digital Commerce Group adjusted EBITA was a loss of RMB8,035 million (US$1,113 million) in fiscal year 2024, compared to a loss of RMB4,944 million in fiscal year 2023. Losses increased year-over-year primarily because of increased investment in businesses including AliExpress’ Choice, Trendyol’s cross-border business and Miravia, partly offset by improvements in monetization.

Cainiao Smart Logistics Network Limited

(i)	Segment revenue

Revenue from Cainiao Smart Logistics Network Limited was RMB99,020 million (US$13,714 million) in fiscal year 2024, an increase of 28% compared to RMB77,512 million in fiscal year 2023, primarily contributed by the increase in revenue from cross-border fulfillment services.

(ii)	Segment adjusted EBITA

Cainiao Smart Logistics Network Limited adjusted EBITA was a profit of RMB1,402 million (US$194 million) in fiscal year 2024, compared to a loss of RMB391 million in fiscal year 2023. The year-over-year increase was primarily due to the improved operating results from cross-border fulfillment services as well as domestic logistics services partly offset by retention incentives granted to Cainiao employees in connection with the withdrawal of its initial public offering.

Local Services Group

(i)	Segment revenue

Revenue from Local Services Group was RMB59,802 million (US$8,282 million) in fiscal year 2024, an increase of 19% compared to RMB50,249 million in fiscal year 2023, primarily due to the order growth of Ele.me and Amap.

(ii)	Segment adjusted EBITA

Local Services Group adjusted EBITA was a loss of RMB9,812 million (US$1,359 million) in fiscal year 2024, compared to a loss of RMB13,148 million in fiscal year 2023, primarily due to the continued narrowing of loss from our “To-Home” business driven by Ele.me’s improved unit economics and increasing business scale.

Digital Media and Entertainment Group

(i)	Segment revenue

Revenue from Digital Media and Entertainment Group was RMB21,145 million (US$2,929 million) in fiscal year 2024, an increase of 15% compared to RMB18,444 million in fiscal year 2023, primarily driven by the strong revenue growth of offline entertainment businesses of Alibaba Pictures.

(ii)	Segment adjusted EBITA

Digital Media and Entertainment Group adjusted EBITA in fiscal year 2024 was a loss of RMB1,539 million (US$213 million), compared to a loss of RMB2,789 million in fiscal year 2023. Loss reduced year-over-year primarily due to the increase in profitability of Alibaba Pictures.

22

All Others

(i)	Segment revenue

Revenue from All others segment was RMB192,331 million (US$26,637 million) in fiscal year 2024, a decrease of 2% compared to RMB197,115 million in fiscal year 2023, mainly due to the decrease in revenue from Sun Art, partly offset by the increase in revenue from Freshippo. The decrease in revenue from Sun Art was mainly driven by the scale down of supply chain business and the decrease in basket size.

(ii)	Segment adjusted EBITA

Adjusted EBITA from All others segment in fiscal year 2024 was a loss of RMB9,160 million (US$1,268 million), compared to a loss of RMB9,388 million in fiscal year 2023.

23

FULL FISCAL YEAR OTHER FINANCIAL RESULTS

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense, and costs and expenses excluding share-based compensation expense by function for the periods indicated:

	Year ended March 31,					% of
	2023		2024			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change

	(in millions, except percentages)
Costs and expenses:
Cost of revenue	549,695	63%	586,323	81,205	62%	(1)%
Product development expenses	56,744	7%	52,256	7,237	6%	(1)%
Sales and marketing expenses	103,496	12%	115,141	15,947	12%	0%
General and administrative expenses	42,183	5%	41,985	5,815	5%	0%
Amortization and impairment of intangible assets	13,504	1%	21,592	2,990	2%	1%
Impairment of goodwill	2,714	0%	10,521	1,457	1%	1%
Total costs and expenses	768,336	88%	827,818	114,651	88%	0%

Share-based compensation expense:
Cost of revenue	5,710	1%	3,012	417	0%	(1)%
Product development expenses	13,514	2%	7,623	1,056	1%	(1)%
Sales and marketing expenses	3,710	0%	2,265	314	0%	0%
General and administrative expenses	7,897	1%	5,646	782	1%	0%
Total share-based compensation expense	30,831	4%	18,546	2,569	2%	(2)%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	543,985	62%	583,311	80,788	62%	0%
Product development expenses	43,230	5%	44,633	6,181	5%	0%
Sales and marketing expenses	99,786	12%	112,876	15,633	12%	0%
General and administrative expenses	34,286	4%	36,339	5,033	4%	0%
Amortization and impairment of intangible assets	13,504	1%	21,592	2,990	2%	1%
Impairment of goodwill	2,714	0%	10,521	1,457	1%	1%
Total costs and expenses excluding share-based compensation expense	737,505	84%	809,272	112,082	86%	2%

Cost of revenue – Cost of revenue in fiscal year 2024 was RMB586,323 million (US$81,205 million), or 62% of revenue, compared to RMB549,695 million, or 63% of revenue, in fiscal year 2023. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have remained stable at 62% in fiscal year 2024 compared to fiscal year 2023.

Product development expenses – Product development expenses in fiscal year 2024 were RMB52,256 million (US$7,237 million), or 6% of revenue, compared to RMB56,744 million, or 7% of revenue, in fiscal year 2023. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have remained stable at 5% in fiscal year 2024 compared to fiscal year 2023.

24

Sales and marketing expenses – Sales and marketing expenses in fiscal year 2024 were RMB115,141 million (US$15,947 million), or 12% of revenue, compared to RMB103,496 million, or 12% of revenue, in fiscal year 2023. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have remained stable at 12% in fiscal year 2024 compared to fiscal year 2023.

General and administrative expenses – General and administrative expenses in fiscal year 2024 were RMB41,985 million (US$5,815 million), or 5% of revenue, compared to RMB42,183 million, or 5% of revenue, in fiscal year 2023. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have remained stable at 4% in fiscal year 2024 compared to fiscal year 2023.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above in fiscal year 2024 was RMB18,546 million (US$2,569 million), compared to RMB30,831 million in fiscal year 2023. Share-based compensation expense as a percentage of revenue decreased from 4% in fiscal year 2023 to 2% in fiscal year 2024.

The following table sets forth our analysis of share-based compensation expense for the periods indicated by type of share-based awards:

	Year ended March 31,
	2023		2024
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change

	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	24,900	3%	17,974	2,489	2%	(28)%
Ant Group share-based awards(2)	668	0%	(6,691)	(927)	(1)%	N/A
Others(3)	5,263	1%	7,263	1,007	1%	38%
Total share-based compensation expense	30,831	4%	18,546	2,569	2%	(40)%

(1)	This represents Alibaba Group share-based awards granted to our employees.
(2)	This represents Ant Group share-based awards granted to our employees, which is subject to mark-to-market accounting treatment.
(3)	This represents share-based awards of our subsidiaries.

Share-based compensation expense related to Alibaba Group share-based awards decreased in fiscal year 2024 compared to fiscal year 2023. This decrease was primarily due to the general decrease in the average fair market value of the awards granted.

Share-based compensation expense related to Ant Group reflected a reversal of share-based compensation expense of RMB6,901 million (US$956 million) recorded in fiscal year 2024. This is the result of a mark-to-market adjustment during the fiscal year relating to Ant Group share-based awards granted to our employees because of a decrease in the value of Ant Group.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization and impairment of intangible assets – Amortization and impairment of intangible assets in fiscal year 2024 was RMB21,592 million (US$2,990 million), an increase of 60% from RMB13,504 million in fiscal year 2023. During fiscal year 2024, an impairment of intangible assets of RMB12,084 million (US$1,673 million) was recorded relating to Sun Art within All others segment, which mainly include trade names, trademarks and domain names, considering lower than expected profitability as a result of uncertainties in the market environment. During fiscal year 2023, impairment of intangible assets of RMB2,811 million was recorded mainly relating to one of our import e-commerce platforms in China.

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Impairment of goodwill – Impairment of goodwill in fiscal year 2024 was RMB10,521 million (US$1,457 million), an increase of 288%, from RMB2,714 million in fiscal year 2023. Impairment recorded in fiscal year 2024 represents the impairment of goodwill relating to Youku.

Income from operations and operating margin

Income from operations in fiscal year 2024 was RMB113,350 million (US$15,699 million), or 12% of revenue, an increase of 13% compared to RMB100,351 million, or 12% of revenue, in fiscal year 2023, primarily attributable to an increase in adjusted EBITA and a decrease in share-based compensation expense, partly offset by the increase in impairment of intangible assets and goodwill. During fiscal year 2024, the impairment of intangible assets and goodwill was mainly in relation to Sun Art and Youku respectively.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA increased 9% year-over-year to RMB191,668 million (US$26,546 million) in fiscal year 2024, compared to RMB175,710 million in fiscal year 2023. Adjusted EBITA increased 12% year-over-year to RMB165,028 million (US$22,856 million) in fiscal year 2024, compared to RMB147,911 million in fiscal year 2023, primarily contributed by revenue growth and improved operating efficiency that was partly offset by the increase in investments in our e-commerce businesses. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA by segment

Adjusted EBITA by segment as well as a reconciliation of income from operations to adjusted EBITA are set forth in the section entitled “Full Fiscal Year Segment Results” above.

Interest and investment income, net

Interest and investment income, net in fiscal year 2024 was a loss of RMB9,964 million (US$1,380 million), compared to a loss of RMB11,071 million in fiscal year 2023.

The above-mentioned gains and losses were excluded from our non-GAAP net income.

Other income, net

Other income, net in fiscal year 2024 was RMB6,157 million (US$853 million), compared to RMB5,823 million in fiscal year 2023.

Income tax expenses

Income tax expenses in fiscal year 2024 were RMB22,529 million (US$3,120 million), compared to RMB15,549 million in fiscal year 2023.

26

Share of results of equity method investees

Share of results of equity method investees in fiscal year 2024 was a loss of RMB7,735 million (US$1,072 million), compared to a loss of RMB8,063 million in fiscal year 2023. The following table sets forth a breakdown of share of results of equity method investees for the periods indicated:

	Year ended March 31,
	2023	2024
	RMB	RMB	US$

	(in millions)
Share of profit (loss) of equity method investees
- Ant Group	10,294	7,860	1,088
- Others	(5,481)	(2,154)	(298)
Impairment loss	(8,310)	(9,895)	(1,371)
Others(1)	(4,566)	(3,546)	(491)
Total	(8,063)	(7,735)	(1,072)

(1)	Others mainly include basis differences arising from equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the deemed disposal of the equity method investees.

We record our share of results of all equity method investees one quarter in arrears. The year-over-year decrease in share of profit of Ant Group reflected a RMB7.07 billion fine on Ant Group imposed by PRC regulators as announced in July 2023.

During the quarter ended September 30, 2023, Ant Group repurchased approximately 7% equity interest from its existing shareholders and the shares repurchased were allocated to the employee incentive plans of Ant Group. The number of shares held by us in Ant Group remains unchanged from a legal perspective, and our equity interest in Ant Group on a fully diluted basis remains unchanged at 33%.

For U.S. GAAP accounting purposes, we will take into consideration a proportionate share of equity interest held by the employee incentive plans of Ant Group to account for our share of results from our investment in Ant Group, subject to dilution as the equity interest under the employee incentive plans of Ant Group is transferred out.

Net income and Non-GAAP net income

Our net income in fiscal year 2024 was RMB71,332 million (US$9,879 million), an increase of 9% or RMB5,759 million, compared to RMB65,573 million in fiscal year 2023. The year-over-year increase was primarily attributable to the increase in income from operations, partly offset by the increase in net loss from our equity investments due to mark-to-market changes.

Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of goodwill and investments, amortization and impairment of intangible assets and certain other items, non-GAAP net income in fiscal year 2024 was RMB157,479 million (US$21,811 million), an increase of 11% compared to RMB141,379 million in fiscal year 2023. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in fiscal year 2024, which takes into account the relevant attributions to noncontrolling interests, was RMB79,741 million (US$11,044 million), an increase of 10% or RMB7,232 million, compared to RMB72,509 million in fiscal year 2023. The year-over-year increase was primarily attributable to the increase in income from operations and the attribution of the impairment of intangible assets to noncontrolling interests, partly offset by increase in net loss from our equity investments due to mark-to-market changes.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in fiscal year 2024 was RMB31.24 (US$4.33), compared to RMB27.46 in fiscal year 2023. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of goodwill and investments, amortization and impairment of intangible assets and certain other items, non-GAAP diluted earnings per ADS in fiscal year 2024 was RMB62.23 (US$8.62), an increase of 14% compared to RMB54.56 in fiscal year 2023.

27

Diluted earnings per share in fiscal year 2024 was RMB3.91 (US$0.54 or HK$4.31), compared to RMB3.43 in fiscal year 2023. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of goodwill and investments, amortization and impairment of intangible assets and certain other items, non-GAAP diluted earnings per share in fiscal year 2024 was RMB7.78 (US$1.08 or HK$8.58), an increase of 14% compared to RMB6.82 in fiscal year 2023.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement. Each ADS represents eight ordinary shares.

Cash and cash equivalents, short-term investments and other treasury investments

As of March 31, 2024, cash and cash equivalents, short-term investments and other treasury investments included in equity securities and other investments on the consolidated balance sheets, were RMB617,230 million (US$85,485 million), compared to RMB560,314 million as of March 31, 2023. Other treasury investments consist of fixed deposits and certificate of deposits with original maturities over one year. The increase in cash and cash equivalents, short-term investments and other treasury investments during the fiscal year ended March 31, 2024 was primarily due to free cash flow generated from operations of RMB156,210 million (US$21,635 million), and effect of exchange rate gain of RMB13,270 million (US$1,838 million) mainly due to the appreciation of the U.S. dollar against Renminbi, partly offset by cash used in repurchase of ordinary shares of RMB88,745 million (US$12,291 million) and dividend payment of RMB17,946 million (US$2,485 million).

Net cash provided by operating activities and free cash flow

Net cash provided by operating activities in fiscal year 2024 was RMB182,593 million (US$25,289 million), a decrease of 9% compared to RMB199,752 million in fiscal year 2023. Free cash flow decreased by 9% in fiscal year 2024 to RMB156,210 million (US$21,635 million), from RMB171,663 million in fiscal year 2023. The year-over-year decrease in free cash flow mainly reflected special dividends of RMB14,464 million from Ant Group in fiscal year 2023 and changes in working capital, partially offset by the year-over-year increase in adjusted EBITA. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During fiscal year 2024, net cash used in investing activities of RMB21,824 million (US$3,023 million) primarily reflected (i) an increase in other treasury investments by RMB64,392 million (US$8,918 million), (ii) capital expenditures of RMB32,087 million (US$4,444 million), as well as (iii) cash outflow of RMB20,969 million (US$2,904 million) for investment and acquisition activities. These cash outflows were partially offset by (i) a decrease in short-term investments by RMB71,426 million (US$9,892 million) and (ii) cash inflow of RMB23,930 million (US$3,314 million) from disposal of investments.

Net cash used in financing activities

During fiscal year 2024, net cash used in financing activities of RMB108,244 million (US$14,992 million) primarily reflected cash used in repurchase of ordinary shares of RMB88,745 million (US$12,291 million) and dividend paid of RMB17,946 million (US$2,485 million).

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Webcast and Conference Call Information

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Hong Kong Time) on Tuesday, May 14, 2024.

All participants must pre-register to join this conference call using the Participant Registration link below:

English: https://s1.c-conf.com/diamondpass/10038090-62edot.html

Chinese: https://s1.c-conf.com/diamondpass/10038092-il07se.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference.

A live webcast of the earnings conference call can be accessed at https://www.alibabagroup.com/en-US/ir-financial-reports-quarterly-results. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week from the date of the conference (Dial-in number: +1 855 883 1031; English conference PIN 10038090; Chinese conference PIN 10038092).

Please visit Alibaba Group’s Investor Relations website at https://www.alibabagroup.com/en-US/investor-relations on May 14, 2024 to view the earnings release and accompanying slides prior to the conference call.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a good company that lasts for 102 years.

Investor Relations Contact

Rob Lin

Head of Investor Relations

Alibaba Group Holding Limited

investor@alibaba-inc.com

Media Contacts

Cathy Yan

cathy.yan@alibaba-inc.com

Ivy Ke

ivy.ke@alibaba-inc.com

EXCHANGE RATE INFORMATION

This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) and Hong Kong dollars (“HK$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB7.2203 to US$1.00, the exchange rate on March 29, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK$ were made at RMB0.90655 to HK$1.00, the middle rate on March 29, 2024 as published by the People’s Bank of China. The percentages stated in this announcement are calculated based on the RMB amounts and there may be minor differences due to rounding.

29

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about Alibaba Group’s new organizational and governance structure, Alibaba’s plan to convert to primary listing in Hong Kong, Alibaba’s strategies and business plans, Alibaba’s beliefs, expectations and guidance regarding the growth of its business, revenue and return on investments, share repurchases, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements. Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include but are not limited to the following: Alibaba’s corporate structure, including the VIE structure it uses to operate certain businesses in the PRC; the implementation of Alibaba Group’s new organizational and governance structure; Alibaba’s ability to maintain the trusted status of its ecosystem; Alibaba’s ability to compete, innovate and maintain or grow its revenue or business, including expanding its international and cross-border businesses and operations and managing a large and complex organization; risks associated with sustained investments in Alibaba’s businesses; fluctuations in general economic and business conditions in China and globally; uncertainties arising from competition among countries and geopolitical tensions, including protectionist or national security policies and export control, economic or trade sanctions; risks associated with Alibaba’s acquisitions, investments and alliances; uncertainties and risks associated with a broad range of complex laws and regulations (including in the areas of data security and privacy protection, anti-monopoly and anti-unfair competition, content regulation, consumer protection and regulation of Internet platforms) in the PRC and globally; cybersecurity risks; impact of the COVID-19 pandemic; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Alibaba’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income in order to provide more information and greater transparency to investors about our operating results.

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We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before interest and investment income, net, interest expense, other income, net, income tax expenses, share of results of equity method investees, share-based compensation expense, amortization and impairment of intangible assets, depreciation and impairment of property and equipment, and operating lease cost relating to land use rights, impairment of goodwill, and others (including provision in relation to matters outside the ordinary course of business, as well as equity-settled donation expense), which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before interest and investment income, net, interest expense, other income, net, income tax expenses, share of results of equity method investees, share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, and others (including provision in relation to matters outside the ordinary course of business, as well as equity-settled donation expense), which we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expense, amortization and impairment of intangible assets, gain or loss on deemed disposals/disposals/revaluation of investments, impairment of goodwill and investments, and others (including provision in relation to matters outside the ordinary course of business, as well as equity-settled donation expense), and adjustments for the tax effects.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of outstanding ordinary shares for computing non-GAAP diluted earnings per share on a diluted basis. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and intangible assets (excluding those acquired through acquisitions), as well as adjustments to exclude from net cash provided by operating activities the buyer protection fund deposits from merchants on our marketplaces. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude “acquisition of land use rights and construction in progress relating to office campuses” because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude buyer protection fund deposits from merchants on our marketplaces because these deposits are restricted for the purpose of compensating buyers for claims against merchants.

The table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement has more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended March 31,			Year ended March 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

	(in millions, except per share data)			(in millions, except per share data)
Revenue	208,200	221,874	30,729	868,687	941,168	130,350
Cost of revenue	(138,823)	(148,098)	(20,511)	(549,695)	(586,323)	(81,205)
Product development expenses	(13,880)	(14,085)	(1,951)	(56,744)	(52,256)	(7,237)
Sales and marketing expenses	(24,931)	(28,826)	(3,992)	(103,496)	(115,141)	(15,947)
General and administrative expenses	(12,832)	(14,019)	(1,942)	(42,183)	(41,985)	(5,815)
Amortization and impairment of intangible assets	(2,494)	(2,081)	(288)	(13,504)	(21,592)	(2,990)
Impairment of goodwill	—	—	—	(2,714)	(10,521)	(1,457)

Income from operations	15,240	14,765	2,045	100,351	113,350	15,699
Interest and investment income, net	10,496	(5,702)	(790)	(11,071)	(9,964)	(1,380)
Interest expense	(1,736)	(2,177)	(301)	(5,918)	(7,947)	(1,101)
Other income, net	1,308	2,963	410	5,823	6,157	853

Income before income tax and share of results of equity method investees	25,308	9,849	1,364	89,185	101,596	14,071
Income tax expenses	(3,758)	(5,722)	(793)	(15,549)	(22,529)	(3,120)
Share of results of equity method investees	446	(3,208)	(444)	(8,063)	(7,735)	(1,072)

Net income	21,996	919	127	65,573	71,332	9,879
Net loss attributable to noncontrolling interests	1,648	2,446	339	7,210	8,677	1,202

Net income attributable to Alibaba Group Holding Limited	23,644	3,365	466	72,783	80,009	11,081

Accretion of mezzanine equity	(128)	(95)	(13)	(274)	(268)	(37)

Net income attributable to ordinary shareholders	23,516	3,270	453	72,509	79,741	11,044

Earnings per share attributable to ordinary shareholders(1)
Basic	1.14	0.17	0.02	3.46	3.95	0.55
Diluted	1.12	0.16	0.02	3.43	3.91	0.54

Earnings per ADS attributable to ordinary shareholders(1)
Basic	9.11	1.32	0.18	27.65	31.61	4.38
Diluted	9.00	1.30	0.18	27.46	31.24	4.33

Weighted average number of shares used in calculating earnings per ordinary share (million shares)(1)
Basic	20,651	19,763		20,980	20,182
Diluted	20,882	19,980		21,114	20,359

(1)   Each ADS represents eight ordinary shares.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of March 31,
	2023	2024
	RMB	RMB	US$

	(in millions)
Assets
Current assets:
Cash and cash equivalents	193,086	248,125	34,365
Short-term investments	326,492	262,955	36,419
Restricted cash and escrow receivables	36,424	38,299	5,304
Equity securities and other investments	4,892	59,949	8,303
Prepayments, receivables and other assets	137,072	143,536	19,879
Total current assets	697,966	752,864	104,270

Equity securities and other investments	245,737	220,942	30,600
Prepayments, receivables and other assets	110,926	116,102	16,080
Investment in equity method investees	207,380	203,131	28,133
Property and equipment, net	176,031	185,161	25,645
Intangible assets, net	46,913	26,950	3,733
Goodwill	268,091	259,679	35,965
Total assets	1,753,044	1,764,829	244,426

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	7,466	12,749	1,766
Current unsecured senior notes	4,800	16,252	2,251
Income tax payable	12,543	9,068	1,256
Accrued expenses, accounts payable and other liabilities	275,950	297,883	41,256
Merchant deposits	13,297	12,737	1,764
Deferred revenue and customer advances	71,295	72,818	10,085
Total current liabilities	385,351	421,507	58,378

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of March 31,
	2023	2024
	RMB	RMB	US$

	(in millions)
Deferred revenue	3,560	4,069	564
Deferred tax liabilities	61,745	53,012	7,342
Non-current bank borrowings	52,023	55,686	7,712
Non-current unsecured senior notes	97,065	86,089	11,923
Other liabilities	30,379	31,867	4,414
Total liabilities	630,123	652,230	90,333

Commitments and contingencies

Mezzanine equity	9,858	10,728	1,486

Shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	416,880	397,999	55,122
Treasury shares at cost	(28,763)	(27,684)	(3,834)
Subscription receivables	(49)	—	—
Statutory reserves	12,977	14,733	2,040
Accumulated other comprehensive (loss) income	(10,417)	3,598	498
Retained earnings	599,028	597,897	82,809

Total shareholders’ equity	989,657	986,544	136,635
Noncontrolling interests	123,406	115,327	15,972

Total equity	1,113,063	1,101,871	152,607

Total liabilities, mezzanine equity and equity	1,753,044	1,764,829	244,426

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,			Year ended March 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net cash provided by operating activities	31,401	23,340	3,233	199,752	182,593	25,289
Net cash (used in) provided by investing activities	(26,808)	20,267	2,807	(135,506)	(21,824)	(3,023)
Net cash used in financing activities	(9,319)	(54,012)	(7,481)	(65,619)	(108,244)	(14,992)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	(1,201)	1,900	263	3,530	4,389	608

(Decrease) Increase in cash and cash equivalents, restricted cash and escrow receivables	(5,927)	(8,505)	(1,178)	2,157	56,914	7,882
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	235,437	294,929	40,847	227,353	229,510	31,787

Cash and cash equivalents, restricted cash and escrow receivables at end of period	229,510	286,424	39,669	229,510	286,424	39,669

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net income	21,996	919	127	65,573	71,332	9,879
Adjustments to reconcile net income to adjusted EBITA and adjusted EBITDA:
Interest and investment income, net	(10,496)	5,702	790	11,071	9,964	1,380
Interest expense	1,736	2,177	301	5,918	7,947	1,101
Other income, net	(1,308)	(2,963)	(410)	(5,823)	(6,157)	(853)
Income tax expenses	3,758	5,722	793	15,549	22,529	3,120
Share of results of equity method investees	(446)	3,208	444	8,063	7,735	1,072
Income from operations	15,240	14,765	2,045	100,351	113,350	15,699
Share-based compensation expense	7,546	7,123	987	30,831	18,546	2,569
Amortization and impairment of intangible assets	2,494	2,081	288	13,504	21,592	2,990
Impairment of goodwill, and others	—	—	—	3,225	11,540	1,598
Adjusted EBITA	25,280	23,969	3,320	147,911	165,028	22,856
Depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	6,843	6,838	947	27,799	26,640	3,690
Adjusted EBITDA	32,123	30,807	4,267	175,710	191,668	26,546

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net income	21,996	919	127	65,573	71,332	9,879
Adjustments to reconcile net income to non-GAAP net income:
Share-based compensation expense	7,546	7,123	987	30,831	18,546	2,569
Amortization and impairment of intangible assets	2,494	2,081	288	13,504	21,592	2,990
(Gain) Loss on deemed disposals/disposals/ revaluation of investments	(11,804)	4,994	692	13,857	21,659	3,000
Impairment of goodwill and investments, and others	7,290	10,657	1,476	24,862	33,679	4,664
Tax effects (1)	(147)	(1,356)	(188)	(7,248)	(9,329)	(1,291)

Non-GAAP net income	27,375	24,418	3,382	141,379	157,479	21,811

(1)	Tax effects primarily comprise tax effects relating to share-based compensation expense, amortization and impairment of intangible assets and certain gains and losses from investments, and others.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

	(in millions, except per share data)			(in millions, except per share data)
Net income attributable to ordinary shareholders – basic	23,516	3,270	453	72,509	79,741	11,044
Dilution effect on earnings arising from share-based awards operated by equity method investees and subsidiaries	(29)	(15)	(2)	(38)	(228)	(32)
Net income attributable to ordinary shareholders – diluted	23,487	3,255	451	72,471	79,513	11,012
Non-GAAP adjustments to net income attributable to ordinary shareholders(1)	4,469	22,073	3,057	71,520	78,846	10,920

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	27,956	25,328	3,508	143,991	158,359	21,932

Weighted average number of shares on a diluted basis for computing non-GAAP diluted earnings per share/ADS (million shares)(2)	20,882	19,980		21,114	20,359

Diluted earnings per share(2)(3)	1.12	0.16	0.02	3.43	3.91	0.54

Non-GAAP diluted earnings per share(2)(4)	1.34	1.27	0.18	6.82	7.78	1.08

Diluted earnings per ADS(2)(3)	9.00	1.30	0.18	27.46	31.24	4.33

Non-GAAP diluted earnings per ADS(2)(4)	10.71	10.14	1.40	54.56	62.23	8.62

(1)	See the table above for the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.
(2)	Each ADS represents eight ordinary shares.
(3)	Diluted earnings per share is derived from dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.
(4)	Non-GAAP diluted earnings per share is derived from dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares for computing non-GAAP diluted earnings per share, on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net cash provided by operating activities	31,401	23,340	3,233	199,752	182,593	25,289
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(2,513)	(10,174)	(1,410)	(30,373)	(27,579)	(3,820)
Less: Purchase of intangible assets (excluding those acquired through acquisitions)	—	—	—	(22)	(842)	(116)
Less: Changes in the buyer protection fund deposits	3,379	2,195	304	2,306	2,038	282

Free cash flow	32,267	15,361	2,127	171,663	156,210	21,635